Exhibit 99.1

Pacific Drilling Announces Fourth Quarter and Full Year 2012 Results

LUXEMBOURG (February 27, 2013) — Pacific Drilling S.A. (NYSE: PACD) today announced revenue of $191.9 million and net income of $16.5 million or $0.08 per diluted share for the three months ended December 31, 2012. This compares to revenue of $172.0 million and a net loss of $2.0 million or $0.01 per diluted share for the three months ended September 30, 2012. In the fourth quarter of 2011, the company had revenue of $48.4 million and net income of $11.6 million or $0.05 per diluted share.

For the year ended December 31, 2012, net income was $34.0 million or $0.16 per diluted share on revenue of $638.1 million, as compared to a prior year net loss of $2.9 million or $0.01 per diluted share on revenue of $65.4 million. Financial results for 2011 included earnings of $19.1 million from the joint venture with Transocean, which we divested on March 30, 2011.

CEO Chris Beckett commented, “The fourth quarter represents significant growth in our profitability on the back of a strong performance by our fleet of operating drillships. The fleet outperformed our revenue efficiency targets and cost expectations due to the substantial improvement in rig uptime since all our rigs have completed their respective shakedown periods.”

Regarding the company’s achievements in 2012, Mr. Beckett continued, “I am very proud of the Pacific Drilling Team. Throughout the year, we continued to execute on our goal to become the preferred ultra-deepwater drilling contractor. During the past twelve months, we have signed leading-edge contracts for two under-construction vessels and ordered two further rigs, while providing outstanding service to our existing clients and securing attractive financing to support our continued growth.”

Fourth Quarter and Full Year 2012 Operational and Financial Commentary

Contract drilling revenue for the fourth quarter of 2012 was $191.9 million, including recognition of $26.5 million of deferred revenue for mobilization, contract preparation and asset upgrades, as compared to third quarter contract drilling revenue of $172.0 million, including deferred revenue of $26.0 million. During the three months ended December 31, 2012, our operating fleet of four drillships achieved an average revenue efficiency of 94.6%(a). Contract drilling revenue for the year ended December 31, 2012, was $638.1 million, including recognition of $95.8 million of deferred revenue. For the full year 2012, our operating fleet of four drillships achieved an average revenue efficiency of 88.0%. Our rigs operated for a combined 43 rig-months during 2012, which included a total of 20 initial ramp-up months. Following their 6 month shakedown periods, the average revenue efficiency of our rigs has exceeded 95%.

Contract drilling expenses for the fourth quarter of 2012 were $86.9 million, including $18.6 million in amortization of deferred mobilization costs and $4.6 million in shore-based and other support costs. Direct rig related daily operating expenses averaged $173,000 in the fourth quarter of 2012, as compared to $192,500 in the third quarter. The sequential decrease in direct rig related daily operating expenses resulted primarily from the completion of the shakedown period by the majority of our operating drillships. Contract drilling expenses for the full year 2012 were $331.5 million, including $70.7 million in amortization of deferred mobilization costs and $22.2 million in shore-based and other support costs. This translates into average direct rig related operating expenses of $183,000 per day for the year ended December 31, 2012.

Interest expense for the fourth quarter of 2012 was $32.7 million and increased by $5.8 million when compared to the third quarter of 2012 primarily as a result of a non-recurring, non-cash $2.8 million charge, related to the accounting for our interest rate cash flow hedges, and the issuance of our senior secured bonds during the month of November.

EBITDA(b) for the fourth quarter of 2012 reached $92.7 million, as compared to EBITDA of $65.3 million during the third quarter of 2012. EBITDA for the full year 2012 was $288.1 million.

Liquidity and Capital Expenditures

Our cash balances on December 31, 2012, stood at $778 million, including $172 million of restricted cash related primarily to our project financing facility and collateral for our temporary importation bonds and lines of credit. Our total outstanding debt was $2.3 billion as of December 31, 2012. During the fourth quarter, we completed an offering of $500 million principal of senior secured notes to provide the long term financing for construction of the Pacific Khamsin. In addition to the bonds, we negotiated a change to our project facilities agreement which resulted in the release of $78 million of restricted cash on December 28, 2012.

Chief Financial Officer William Restrepo commented, “The past year has been a busy one for Pacific Drilling in terms of financing. We made significant progress payments on the construction of our newbuilds, and to support the growth of our fleet, we added an incremental $1 billion of liquidity through two bond offerings and the negotiated release of approximately $200 million in restricted cash. By accessing the U.S. fixed income markets for the first time and reaching a broader group of investors, we have opened access to an additional source of liquidity for future expansion. Finally, by late December 2012, we received commercial bank and Export Credit Agency commitments for our new $1 billion senior secured credit facility. The credit facility agreement was subsequently signed on February 19, 2013.”

We invested $88 million in the construction of the fleet during the fourth quarter of 2012. We estimate the remaining capital expenditures to complete construction of our committed newbuild drillships, including the recently announced order of our eighth rig, at approximately $2.1 billion.

We anticipate funding the remaining costs of our four newbuilds with a combination of cash on hand, cash flows from operations, our $1 billion senior secured credit facility and other long term debt to be placed prior to the delivery of our recently ordered eighth drillship. The choice and timing of the specific elements of the financing plan will be determined by financial market conditions.

2013 Guidance and Investor Toolkit

The following table summarizes our full year 2013 guidance for certain items:

Item	Range
Revenue Efficiency	91% - 94%
Direct Rig Related Operating Expenses Per Rig Day	$182,000 - $187,000
Shore-Based & Other Support Costs Per Rig Day	$18,000 - $20,000
Selling, General & Administrative Expenses	$55 million - $57 million
Income Tax Expense as Percent of Total Contract Drilling Revenue	3.0% - 4.5%

Revenue efficiency and operating expense performance for individual rigs tend to be volatile on a monthly and even on a quarterly basis. The guidance provided is based on the combined experience of the industry and our own track record. Although we may provide quarterly guidance for some items, the average annual estimates provided are based on longer time periods and are more applicable to our fleet as a whole than to individual rigs. Also, our estimates include an assumption for the expected start-up date of the Pacific Khamsin in the fourth quarter of 2013. In addition, certain planned maintenance activities that have an impact on operational uptime and operating expenses may affect some quarters more than others for individual rigs or even for our fleet as a whole. For example, we currently expect to deliver revenue efficiency for the first quarter in the bottom of our full year revenue efficiency guidance range, primarily as a result of planned maintenance performed on Pacific Scirocco during the quarter, which was timed to align with our customer’s well construction plans.

The main item that will affect our efficiency for the full year 2013 as compared to 2012 is the completion of the shakedown periods for our currently operating rigs. It should be noted that we forecast revenue efficiency at expected average rates rather than the above average rates experienced during the fourth quarter of last year by the rigs that had already completed their shakedown period.

Rig operating expenses on a per day basis for the year 2013 will benefit, as compared to the full year 2012, from the completion of rig shakedown for our four rigs which are currently operating. However, versus the fourth quarter, we expect our full year 2013 operating expenses to increase by 5%. A significant portion of this increase is attributable to annual compensation increases for our operating personnel. Rig operating expenses per day for the first quarter of 2013 will also be affected as compared to the fourth quarter of 2012 by the 2 fewer days per rig in the first quarter and by the timing of certain planned maintenance projects scheduled early in the year to align with our customers’ well construction plans. We expect our first quarter 2013 direct rig related operating expenses per day to reflect the top of our annual guidance range.

The above 2013 guidance represents an increase in overhead costs, including SG&A as well as shore-based and other support costs, when compared to 2012 as a result of strengthening our organization to support an 8 rig fleet and expected increases in compensation costs.

Due to the newbuild status of our fleet, deferred revenue and cost amortization, as well as our depreciation profile, are significant to our financial results. Therefore, updated schedules of expected amortization of deferred revenue, amortization of deferred mobilization expense, depreciation and interest expense for our existing financing as well as capital expenditures are included in the “Investor Toolkit” subsection of the “Investor Relations” section of our website, www.pacificdrilling.com.

Please note the guidance provided above is based on management’s current expectations about the future and both stated and unstated assumptions, and does not constitute any form of guarantee, assurance or promise that the matters indicated will actually be achieved. Actual conditions and assumptions are subject to change. The guidance set forth above is subject to all cautionary statements and limitations described under the “Forward-Looking Statements” section of this press release.

Footnotes

a)	Revenue efficiency is defined as actual contractual dayrate revenue (excludes mobilization fees, upgrade reimbursements and other revenue sources) divided by the maximum amount of contractual dayrate revenue that could have been earned during such period.

b)	EBITDA is a non-GAAP measure. Please refer to the reconciliation to net income included later in this press release.

Conference Call

Pacific Drilling will conduct a conference call at 9:00 a.m. U.S. Central Time on Thursday, February 28, 2013, to discuss fourth quarter and full year 2012 results. To participate, dial +1 719-325-4797 or 1-877-718-5107 and refer to confirmation code 2714383 approximately five to ten minutes prior to the scheduled start time of the call. The call will also be broadcast live over the Internet in a listen-only mode and can be accessed by a link posted in the “Events & Presentations” subsection of the “Investor Relations” section of the company’s website, www.pacificdrilling.com.

An audio replay of the conference call will be available after 12:00 p.m. U.S. Central Time on Thursday, February 28, 2013, by dialing +1 719-457-0820 or 1-888-203-1112 and using access code 2714383. A replay of the call will also be available on the company’s website.

About Pacific Drilling

With its best-in-class drillships and highly experienced team, Pacific Drilling is a fast growing company that is committed to becoming the industry’s preferred ultra-deepwater drilling contractor. Pacific Drilling’s fleet of eight ultra-deepwater drillships will represent one of the youngest and most technologically advanced fleets in the world. The company currently operates four drillships under customer contract, and has four drillships under construction at Samsung, two of which are under customer contract. For more information about Pacific Drilling, including our current Fleet Status, please visit our website at www.pacificdrilling.com.

Forward-Looking Statements

Certain statements and information in this press release concerning results for the fiscal period ended December 31, 2012, and the latest Investor Toolkit may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include words or phrases such as “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could” or other similar words, which are generally not historical in nature, and specifically include statements involving future operational performance; revenue efficiency levels; estimated duration of client contracts; contract dayrate amounts; future contract opportunities; future contract commencement dates and locations; backlog; timing and delivery of newbuilds; capital expenditures; growth opportunities; market outlook; revenue efficiency; cost adjustments; estimated rig availability; customers; new rig commitments; the expected period of time and number of rigs that will be in a shipyard for repairs, maintenance, enhancement or construction; direct rig operating costs; compensation levels; shore based support costs; selling, general and administrative expenses; income tax expense; expected amortization of deferred revenue; expected amortization of deferred mobilization expenses; and expected depreciation and interest expense for the existing credit facilities and senior bonds. These forward-looking statements are based on our current expectations and beliefs concerning future developments and their potential effect on us. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting us will be those that we anticipate. All comments concerning our expectations for future revenue and operating results are based on our forecasts for our existing operations and do not include the potential impact of any future acquisitions. Our forward-looking statements involve significant risks and uncertainties (some of which are beyond our control) and assumptions that could cause actual results to differ materially from our historical experience and our present expectations or projections. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to downtime and other risks associated with offshore rig operations, including unscheduled repairs or maintenance; relocations, severe weather or hurricanes; possible cancellation or suspension of drilling contracts as a result of mechanical difficulties, performance or other reasons; changes in worldwide rig supply and demand, competition and technology; future levels of offshore drilling activity; impact of potential licensing or patent litigation; actual contract commencement dates; risks inherent to shipyard rig construction, repair, maintenance or enhancement; environmental or other liabilities, risks or losses; governmental regulatory, legislative and permitting requirements affecting drilling operations; our ability to attract and retain skilled personnel on commercially reasonable terms; governmental action, civil unrest and political and economic uncertainties; terrorism, piracy and military action; and the outcome of litigation, legal proceedings, investigations or other claims or contract disputes.

For additional information regarding known material factors that could cause our actual results to differ from our projected results, please see our filings with the SEC, including our Annual Report on Form 20-F and Current Reports on Form 6-K.

Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update or revise any forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise.

Contact:	Amy Roddy
Director, Investor Relations
Pacific Drilling Services, Inc.
+1 832 255 0502
Investor@pacificdrilling.com

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Consolidated Balance Sheets

(in thousands, except par value and share amounts)

	December 31,	December 31,
	2012	2011
	(unaudited)
Assets:
Cash and cash equivalents	$605,921	$107,278
Restricted cash	47,444	168,681
Accounts receivable	152,299	62,578
Materials and supplies	49,626	42,986
Deferred financing costs	17,707	15,124
Current portion of deferred mobilization costs	37,519	54,523
Prepaid expenses and other current assets	13,930	10,376

Total current assets	924,446	461,546

Property and equipment, net	3,760,421	3,436,010
Restricted cash	124,740	208,287
Deferred financing costs	32,157	32,386
Other assets	52,164	46,060

Total assets	$4,893,928	$4,184,289

Liabilities and shareholders’ equity:
Accounts payable	$30,230	$26,845
Accrued expenses	39,345	39,095
Current portion of long-term debt	218,750	218,750
Accrued interest payable	29,594	12,099
Derivative liabilities, current	17,995	20,466
Current portion of deferred revenue	66,142	28,829

Total current liabilities	402,056	346,084

Long-term debt, net of current maturities	2,034,958	1,456,250
Deferred revenue	97,014	73,110
Other long-term liabilities	44,652	34,772

Total long-term liabilities	2,176,624	1,564,132

Commitments and contingencies
Shareholders’ equity:
Common shares, $0.01 par value, 5,000,000,000 shares authorized, 224,100,000 shares issued and 216,902,000 and 216,900,000 shares outstanding as of December 31, 2012 and 2011, respectively	2,169	2,169
Additional paid-in capital	2,349,544	2,344,226
Accumulated other comprehensive loss	(58,416)	(60,284)
Retained earnings (accumulated deficit)	21,951	(12,038)

Total shareholders’ equity	2,315,248	2,274,073

Total liabilities and shareholders’ equity	$4,893,928	$4,184,289

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Condensed Consolidated Statements of Operations

(in thousands, except share and per share information)

	Three Months Ended December 31,		Years Ended December 31,
	2012	2011	2012	2011 (a)	2010
	(unaudited)	(unaudited)	(unaudited)
Revenues
Contract drilling	$191,890	$48,401	$638,050	$65,431	$—
Costs and expenses
Contract drilling	(86,931)	(22,452)	(331,495)	(32,142)	—
General and administrative expenses	(11,636)	(15,671)	(45,386)	(52,614)	(19,715)
Depreciation expense	(36,463)	(8,063)	(127,698)	(11,619)	(395)

	(135,030)	(46,186)	(504,579)	(96,375)	(20,110)
Loss of hire insurance recovery	—	18,500	23,671	18,500	—

Operating income (loss)	56,860	20,715	157,142	(12,444)	(20,110)
Other income (expense)
Equity in earnings of Joint Venture	—	—	—	18,955	56,307
Interest income from Joint Venture	—	—	—	495	1,973
Interest expense	(32,747)	(7,476)	(104,685)	(10,384)	(858)
Other income (expense)	(614)	1,242	3,245	3,675	(62)

Income before income taxes	23,499	14,481	55,702	297	37,250
Income tax (expense) benefit	(7,034)	(2,927)	(21,713)	(3,200)	49

Net income (loss)	$16,465	$11,554	$33,989	$(2,903)	$37,299

Earnings (loss) per common share, basic	$0.08	$0.05	$0.16	$(0.01)	$0.25

Weighted average number of common shares, basic	216,902,000	213,570,652	216,901,000	195,447,944	150,000,000

Earnings (loss) per common share, diluted	$0.08	$0.05	$0.16	$(0.01)	$0.25

Weighted average number of common shares, diluted	216,942,891	213,570,652	216,903,159	195,447,944	150,000,000

(a)	See accompanying schedule: Supplementary Data – Reconciliation of Net Income (Loss) to Pro Forma Net Loss.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

(in thousands)

	Years Ended December 31,
	2012	2011	2010
	(unaudited)
Cash flow from operating activities:
Net income (loss)	$33,989	$(2,903)	$37,299
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Interest income from Joint Venture	—	(495)	(1,973)
Depreciation expense	127,698	11,619	395
Equity in earnings of Joint Venture	—	(18,955)	(56,307)
Amortization of deferred revenue	(95,750)	(8,566)	—
Amortization of deferred mobilization costs	70,660	4,288	—
Amortization of deferred financing costs	13,926	1,067	—
Deferred income taxes	(3,766)	(3,169)	(371)
Share-based compensation expense	5,318	4,471	65
Changes in operating assets and liabilities:
Accounts receivable	(89,721)	(45,051)	(17,527)
Materials and supplies	(6,640)	(35,031)	(7,955)
Prepaid expenses and other assets	(61,548)	(108,593)	(2,972)
Accounts payable and accrued expenses	33,865	39,437	6,252
Deferred revenue	156,967	97,550	12,955

Net cash provided by (used in) operating activities	184,998	(64,331)	(30,139)

Cash flow from investing activities:
Capital expenditures	(449,951)	(1,539,630)	(883,853)
Decrease (increase) in restricted cash	204,784	(315,286)	(60,967)

Net cash used in investing activities	(245,167)	(1,854,916)	(944,820)

Cash flow from financing activities:
Proceeds from issuance of common shares, net	—	625,816	—
Proceeds from long-term debt	797,415	1,275,000	450,000
Payments on long-term debt	(218,750)	(50,000)	—
Deferred financing costs	(19,853)	(6,803)	(57,995)
Proceeds from related-party loan	—	142,205	685,280
Payments on related-party loan	—	—	(69,444)

Net cash provided by financing activities	558,812	1,986,218	1,007,841

Increase in cash and cash equivalents	498,643	66,971	32,882
Cash and cash equivalents, beginning of period	107,278	40,307	7,425

Cash and cash equivalents, end of period	$605,921	$107,278	$40,307

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Supplementary Data - Average Revenue Efficiency

(unaudited)

	Three Months Ended,
	December 31, 2012	September 30, 2012	June 30, 2012		March 31, 2012
Pacific Bora	97.4%	97.8%	87.2%		93.6%
Pacific Mistral	93.9%	94.1%	76.1%		63.7	% (a)
Pacific Santa Ana	87.3%	42.1%	84.1	% (b)	—
Pacific Scirocco	99.8%	99.5%	93.1%		97.7%

(a)	For the operating period of February 6, 2012, to March 31, 2012.
(b)	For the operating period of May 4, 2012, to June 30, 2012.

EBITDA Reconciliation

EBITDA is defined as earnings before interest, taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income, operating income, cash flow from operations or any other measure of financial performance presented in accordance with generally accepted accounting principles in the United States of America (“GAAP”) and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is used by the Company to measure its operations. We believe that EBITDA presents useful information to investors regarding the company’s operating performance.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Supplementary Data - Reconciliation of Net Income (Loss) to EBITDA

(in thousands) (unaudited)

	Three Months Ended December 31,		Years Ended December 31,
	2012	2011	2012	2011	2010
Net income (loss)	$16,465	$11,554	$33,989	$(2,903)	$37,299
Add:
Interest expense, net	32,747	7,476	104,685	9,889	(1,115)
Depreciation expense	36,463	8,063	127,698	11,619	395
Income taxes	7,034	2,927	21,713	3,200	(49)

EBITDA	92,709	30,020	288,085	21,805	36,530

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Supplementary Data - Reconciliation of Net Income (Loss) to Pro Forma Net Loss

(in thousands, except per share information) (unaudited)

	Years Ended December 31,
	2011	2010
Net income (loss)	$(2,903)	$37,299
Pro forma adjustments:
Equity in earnings of Joint Venture (a)	(18,955)	(56,307)
Interest income from Joint Venture (b)	(495)	(1,937)
Interest expense (c)	305	858

Pro forma net loss	$(22,048)	$(20,123)

Earnings (loss) per common share, basic and diluted	$(0.01)	$0.25
Pro forma adjustments per share:
Equity in earnings of Joint Venture (a)	(0.10)	(0.38)
Interest income from Joint Venture (b)	—	(0.01)
Interest expense (c)	—	0.01

Pro forma loss per common share, basic and diluted	$(0.11)	$(0.13)

(a)	Reflects the pro forma elimination of our equity method share of earnings from Joint Venture.
(b)	Reflects the pro forma elimination of interest income on notes receivable from Joint Venture.
(c)	Reflects the pro forma elimination of interest expense incurred on a letter of credit agreement with Transocean directly related to the Joint Venture.